UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX CORPORATION
AVX 401(k) Plan
Plan number: 007

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29577-0867
IRS Employer Identification Number: 33-0379007

AVX 401(k) PLAN

INDEX
Page

Report of Independent Registered Public Accounting Firm	2

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2005	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	5

Notes to Financial Statements	6-13

Signature	14

Schedule of Assets (Held at End of Year)*	15

Schedule of Reportable Transactions *	16

Exhibit:
23.1 Consent of Grant Thornton LLP
23.2 Consent of PricewaterhouseCoopers LLP
23.3 Consent of PricewaterhouseCoopers LLP

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Administrator

AVX 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of AVX 401(k) Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Columbia, South Carolina
July 14, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AVX 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of AVX 401(k) Plan (the “Plan”) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PriecwaterhouseCoopers LLP

Atlanta, Georgia
July 18, 2005

AVX 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2004 and 2005

		2004	2005
ASSETS:
	Investments, at fair value:
	AVX Corporation Common Stock	$2,542,440	$2,905,644
	Kyocera Corporation American Depository Shares	2,691,452	2,275,163
	Money Market Fund	4,006,457	3,059,524
	Mutual Funds	6,448,053	5,738,901
	Common/collective trust	120,604	---
	Participant loans	1,540,184	1,226,532
	Subtotal	17,349,190	15,205,764

	Interest in Master Trust	3,239,490	2,715,864
	Total Investments	20,588,680	17,921,628

	Receivables:
	Employer contributions	240,575	154,708
	Miscellaneous receivable	---	833
	Total Receivables	240,575	155,541

	Total Assets	20,829,255	18,077,169

Liabilities
	Payable:
	Administrative Fees	---	8,110

	Total Liabilities	---	8,110

	Net assets available for benefits	$20,829,255	$18,069,059

The accompanying notes are an integral part of these financial statements.

AVX 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2005

Additions:	2005
Investment income:
Net appreciation in fair value of investments	$467,687
Interest and dividends	328,892
Net investment gain from interest in Master Trust	308,824
Net investment income	1,105,403

Contributions:
Participant	1,152,081
Employer	606,074
Total contributions	1,758,155

Total additions	2,863,558

Deductions:
Benefits paid to participants	1,814,961
Transfers out of Plan	3,751,416
Administrative expenses	57,377

Total deductions	5,623,754

Net decrease	(2,760,196)

Net assets available for benefits:
Beginning of year	20,829,255
End of year	$18,069,059

The accompanying notes are an integral part of these financial statements.

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following is a brief description of the AVX 401(k) Plan (the "Plan"). Participants should refer to the Plan document for more complete  information.

General:

The Plan is a defined contribution plan covering full-time hourly-paid employees of AVX Corporation (the “Company”) at the Myrtle Beach, Conway, Colorado Springs, Atlanta, Biddeford, and Olean facilities who have at least three months of service (Myrtle Beach, Conway and Colorado Springs have an enrollment period of January or July after 6 months of employment). The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan assets are held in trust by New York Life Trust Company, (the “Trustee”). On August 31, 2005 the Plan assets were transferred to New York Life Trust Company from HSBC Bank USA (the former Trustee).

Contributions:

Through September 30, 2005, for hourly employees in the Myrtle Beach, Conway and Olean facilities, employee contributions were limited to the lesser of fifteen percent (15%) of each participant's annual  compensation or $14,000. For hourly employees of the Colorado Springs, Atlanta, and Biddeford facilities, employee contributions were limited to the lesser of twenty-five percent (25%) of each participant’s annual compensation or $14,000. On October 1, 2005, all employees were given an employee contribution limit of the lesser of twenty-five percent (25%) of each participant’s annual compensation or $14,000. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

The Company makes weekly employer matching  contributions in an amount equal to sixty-six and two-thirds percent (66-2/3%) of the employees contribution, up to three percent  (3%) of the participant's compensation for Olean, Colorado Springs, Atlanta and Biddeford. Through September 30, 2005, the Company made weekly employer matching contributions in an amount equal to sixty-six and two-thirds percent (66-2/3%) of employee contributions, up to three percent  (3%) of the participant's compensation for the Myrtle Beach and Conway facilities. Beginning on October 1, 2005, the Company began making weekly employer matching contributions up to 3% of the participant’s compensation for these two facilities. The employer matching contribution for Biddeford and Atlanta is contributed directly into AVX Corporation Common Stock; therefore, this amount is considered non-participant directed. The employer matching contribution for Myrtle Beach, Conway, Olean, and Colorado Springs is participant directed.

Each year, the Company makes a fixed contribution to  the Plan equal to one percent (1%) of each participant's annual compensation for employees at the Colorado Springs facility. For the period of January 1, 2005 to September 30, 2005 the Company made a fixed contribution to  the Plan equal to one percent (1%) of each participant's compensation for the Myrtle Beach and Conway facilities. After September 30, 2005, the company no longer makes this annual 1% contribution for these facilities. For certain members over the  age of 60, there is an additional fixed contribution.

Total contributions credited to any participant’s account are limited to the lesser of 25% of the participant’s annual compensation, as defined in the Plan’s provisions, or $42,000 in accordance with Section 415 of the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Forfeitures:

Amounts of employer fixed contributions under the Plan which have been forfeited and which are available for allocation as of the final  valuation date in any year are used first to pay administrative costs and then to reduce the future employer fixed contributions. At December 31, 2004 and 2005, net forfeited non-vested accounts totaled $28,052 and $14,618, respectively. In 2005, employer contributions were reduced by forfeited non-vested accounts in the amount of $11,537.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions. All employee contributions are fully vested at all times.

For the Atlanta, Biddeford, Myrtle Beach, Conway and Olean facilities, the Company match is 100% vested when the contribution is made. Amounts attributable to the Company's matching contributions for Colorado Springs are vested according to the following table:

Vested Percentage
--- Company Matching ---
Years of Service	Colorado Springs
1 Year	20%
2 Year	40%
3 Year	60%
4 Year	80%
5 Year	100%

Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cash  distribution equal to the full value of his or her salary reduction contribution account and the vested value of  his or her employer matching contribution account. A participant may also elect to take his or her distribution in shares of AVX Corporation Common Stock and/or of Kyocera Corporation American Depository Shares ("ADS"). Amounts attributable to partial shares will be paid in cash. With certain limitations, participants may elect to defer distributions until a later date.

Participant Loans:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less. These loans are repayable within five years except for borrowing for the purchase of a primary residence, which is repayable during a period up to ten years. These loans bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the loan is originated. At December 31, 2004, interest rates ranged from 6.00% to 7.25% and at December 31, 2005, interest rates ranged from 6.00% to 10.50%. All scheduled loan repayments are made through payroll deductions and early loan repayments may be submitted by participants via certified check or money order. Plan provisions for participants at the Olean facility do not allow for participant loans.

Administrative Expenses:

Administrative expenses that are related to Union employees are paid from the Plan from the participants accounts. Those that are not related to Union employees are paid by the Company.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted  in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of  certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the  reported amounts of income and expenses during the reporting year. Actual results could differ from  those estimates.

Valuation of Investments:

Investments are presented at estimated fair values. Investments in securities (ADS and common  stocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices. At December 31, 2004, temporary cash was invested in the HSBC Short-term Temporary Investment Fund. The shares of mutual funds and units of the common/collective trust are valued at the net asset value of shares held by the Plan at the end of the year. At December 31, 2005 temporary cash  is invested in the MainStay Cash Reserves Fund. The shares of mutual funds are valued at the net asset value as reported or national securities exchanges at the end of each business day. Units of participation in common collective trusts are reported based upon the quoted market prices of the underlying investments held by the fund, divided by the total fund units. The investments in Master Trusts (see Note 8) were valued based upon the fair market value, as reported on national securities exchanges, of the assets held in such Master Trust accounts, divided by the units of participation attributable to the Plan. Participant loans are valued at their outstanding balances, which approximate fair value.

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Benefit payments:

Benefits are recorded when paid.

3.	Investments:

The Trustee invests the Plan's assets according to participant investment elections in the following investment options (employer matching contributions for the employees at the Atlanta and Biddeford locations are non-participant-directed and are invested into AVX Corporation Common Stock):

Common Stock

AVX Corporation

American Depository Shares

Kyocera Corporation

Money Market Fund

MainStay Cash Reserves Fund

Mutual Funds

T. Rowe Price Spectrum Income Fund (This fund was eliminated as an investment option in July 2003.)
Templeton Foreign Fund
Janus Balanced Fund
Janus Fund
MainStay S&P 500 Index Fund
Lord Abbett Mid-Cap Value Fund
PIMCO Total Return Fund

Master Trust

AVX Corporation Master Trust (managed by Seligman Financial Advisors, the Trust was transferred to Seligman Equity Portfolio in August 2005).

Seligman Equity Portfolio

The market values of the following investments represent 5% or more of the Plan’s total assets available for benefits for the years ended December 31, 2004 and 2005 respectively:

December 31,	2004	2005
AVX Corporation Common Stock	$ 2,542,440	$ 2,905,644
Kyocera Corporation American Depository Shares	2,691,452	2,275,163
Investment in Master Trust	3,239,490	2,715,864
Vanguard US Treasury Fund	4,006,457	*
MainStay Cash Reserves Fund	*	3,059,524
Templeton Foreign Fund	1,102,174	1,022,842
Janus Fund	1,139,744	1,080,165

* Amounts were less than 5% of the Plan’s total assets available for benefits for the respective year.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

AVX Corporation Common Stock	$367,547
Kyocera Corporation ADS	(127,386)
Mutual Funds	227,526
Subtotal	467,687
Investment in Master Trust	308,824
Total	$776,511

4.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2004	2005
Net Assets:
AVX Corporation Common Stock	$242,395	$300,954

Year Ended
December 31, 2005
Changes in Net Assets:
Contributions	$57,130
Dividends	4,324
Net appreciation	37,756
Benefits paid to participants	(4,821)
Transfers to participant-directed investments	(300)
Total	$94,089

5.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to  discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In  the event of Plan termination, participants will become 100% vested in their accounts.

6.	Tax Status:

In January 2002, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutes  a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal  income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, no provision for income taxes has been included in the financial statements.

Participants will not be subject to income tax for  contributions made on their behalf by the Company, nor on money earned by the Plan credited to their  account until such time as they withdraw their accumulated balance.

7.	Related-Party Transactions:

At December 31, 2004, certain plan investments were units of common collective trusts of HSBC Bank USA (the former trustee).  The former trustee was also the record keeper as defined by the Plan and therefore, these transactions qualified as party-in-interest transactions, which were exempt from the prohibited transaction rules. At December 31, 2005 there were no investments in common/collective trusts. In addition, loans to participants qualified as party-in-interest transactions which are also exempt from the prohibited transaction rules.

The Plan allows for investment in shares of Company common stock and in Kyocera Corporation ADS. As of December 31, 2004, the Plan held investments of $2,542,440 or 201,781 shares of AVX Corporation Common Stock and $2,691,452 or 34,963 shares of Kyocera Corporation ADS. As of December 31, 2005, the Plan held investments of $2,905,644 or 200,666 shares of AVX Corporation Common Stock and $2,275,163 or 31,090 shares of Kyocera Corporation ADS.

8.	Interest in Master Trust :

The assets of the AVX Corporation Master Trust, in conjunction with the change in trustee, were transferred to the Seligman Equity Portfolio (Portfolio). The Seligman Equity Portfolio is in substance a Master Trust investment as the assets of the Plan as well as the AVX Retirement Plan are commingled in the Portfolio. Thus throughout the enclosed financial statements and related notes the AVX Corporation Master Trust and the Portfolio are collectively referred to as Master Trust investments.

The Plan's allocated participation in the Master Trust, as well as the individual participants' balances comprising the Plan's participation in the Master Trust, is determined by adding or deducting the participant’s allocations to, or withdrawals from, the Master Trust and a proportionate share of the other changes in the Master Trust's net assets (related principally to investment activities), based on the relative interest of the Plan's net assets to the Master Trust's net assets.

The Plan's allocated share of the Master Trust net assets was approximately 19.1% at December 31, 2004 and 14.1% at December 31, 2005.

At December 31, 2004 and 2005, the net assets of the Master Trust were composed of the following:

	2004	2005
Assets:
Investments at fair value:
Common stocks	$16,780,952	$18,842,393
Common/collective trust funds	134,002	460,530
Total Investments	16,914,954	19,302,923

Cash	397	---

Liability for Unsettled Trades	---	(24,923)

Interest and dividends receivable	32,948	36,471

Net Assets	$16,948,299	$19,314,471

The change in Master Trust net assets for the year ended December 31, 2005 was as follows:

2005
Additions:
Net appreciation in fair value of investments	$1,901,752
Interest and dividends	358,127
Total additions	2,259,879

Deductions:
Investment management expenses	73,646

Net increase from investment activity	2,186,233
Excess of fund allocations over fund withdrawals	179,939
Net increase	2,366,172

Net assets available for benefits:
Beginning of year	16,948,299
End of year	$19,314,471

The accounting policies of the Master Trust regarding basis of accounting, valuation of investments and investment transactions and investment income are the same as those for the Plan.

9.	Transfers out of Plan:

During the first quarter of 2005, the balance of the accounts from employees of AVX Filters Corporation located in Sun Valley was transferred from the Plan to the AVX Corporation Retirement Plan. The line item in the statement of changes in net assets called “Transfers out of Plan” includes the $3,680,535 which was transferred at that time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX 401(k) PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	July 14, 2006

AVX 401(k) PLAN
PN 007
EIN 33-0379007
Schedule H, Line 4(i) -Schedule of Assets (Held at End of Year)
As of December 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$2,696,207	$2,905,644

*	Kyocera Corporation	American Depository Shares	**	2,275,163

	MainStay Cash Reserves Fund	Money Market Fund	**	3,059,524

	T. Rowe Price Spectrum Income Fund	Mututal Fund	**	534,973
	Janus Balanced Fund	Mututal Fund	**	728,895
	MainStay S&P 500 Index Fund	Mututal Fund	**	872,231
	Janus Fund	Mututal Fund	**	1,080,165
	Templeton Foreign Fund	Mututal Fund	**	1,022,842
	Lord Abbett Mid-Cap Value Fund	Mututal Fund	**	655,654
	PIMCO Total Return Fund	Mututal Fund	**	844,141
				5,738,901

*	Seligman Financial Advisors	Master Trust	**	2,715,864

*	Participant Loans	Interest rates ranging from 6% - 10.50% and maturing through 2010.	**	1,226,532

		Total Investments		$17,921,628

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.

AVX 401(k) PLAN

PN 007
EIN 33-0379007
Schedule H, Line 4(j) -Schedule of Reportable Transactions
For Year Ended December 31, 2005

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)
AVX Corporation	Common Stock	$ 1,346,877	$ 1,282,463	n/a	---	$ 1,346,877	$ 1,282,463	$ (64,414)